Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of MVC Acquisition Corp. (a development stage company) on Form S-1 of our report dated November 30, 2007, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of MVC Acquisition Corp. as of November 21, 2007 and for the period October 16, 2007 (inception) through November 21, 2007, which report appears in the prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman LLP

Marcum & Kliegman LLP

Melville, New York

November 30, 2007